MAYER, BROWN, ROWE & MAW

1675 BROADWAY

NEW YORK, NEW YORK 10019-5820

02 OCT 21 AM 9:01

MAIN TELEPHONE
(212) 506-2500
MAIN FAX
(212) 262-1910

REB D. WHEELER
DIRECT DIAL (212) 506-2414
DIRECT FAX (212) 849-5914
rwheeler@mayerbrownrowe.com

02055532

October 10, 2002

By UPS

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith are the following materials, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated September 19, 2002.
2. Press Release, dated October 1, 2002.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.

Sincerely,

Reb D. Wheeler

Encls (2)

PROCESSED
NOV 04 2002
THOMSON FINANCIAL P

dlw 10/28

cc: Antje Witte
Schwarz Pharma AG
Philip O. Brandes

17099808

News

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 – 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

September 19, 2002

Study Results On "Restless Legs Syndrome" Accepted At Congress In The U.S.

- Treatment of "Restless Legs Syndrome" with SCHWARZ PHARMA'S Rotigotine CDS
- Promising therapeutic treatment options for patients
- Clinical Phase II study shows dose-related reduction of symptoms

The "7th International Congress of Parkinson's Disease and Movement Disorders," to be held in Miami, Florida from November 10th to 14th, will include a presentation outlining the results of a phase II clinical study with Rotigotine CDS for the treatment of Restless Legs Syndrome. The compound, which is currently in clinical development, promises to be an effective treatment for this disease.
Phase II clinical testing began with the recently presented study results. Additional Phase II studies are being prepared and are scheduled to start in 2003.

Up to ten percent of the population suffers from Restless Legs Syndrome (RLS). The disease is characterized by an unpleasant urge to move the legs. Symptoms primarily occur in the evening and at night and prevent restful sleep. RLS is a chronic and slowly progressing disease that occurs as frequently as migraines or diabetes. Dopamine agonists are considered an efficacious treatment option.

The most recent clinical phase II study of Rotigotine CDS with the indication RLS began in late November 2001 and was concluded on April 30, 2002. The study demonstrated evidence of a clinically significant, dose-related reduction of symptoms.
The efficacy of Rotigotine as compared to placebo was analyzed in sixty eight patients in nine German centers, over a seven day period in a double blind, randomized and controlled study. The results of the study demonstrated a significant and dose-related improvement of symptoms and clear improvements in daily life activities.

The successful conclusion of this first phase II clinical study will allow for further, more comprehensive studies of Rotigotine CDS over longer treatment periods as part of phase II. This study program is to commence in the spring of next year.

Dopamine agonists are substances that imitate the effect of dopamine in the central nervous system. Schwarz Pharma's Rotigotine is a novel dopamine agonist delivered via a transdermal patch. Due to the transdermal patch form, the dopamine agonist is steadily released through the skin. The patch is applied once a day and is replaced with a new patch after 24 hours. So far trials have demonstrated that this type of application of Rotigotine leads to an optimized release of the active principle and thus to steady concentrations of the substance in the blood.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. In 2001 the company achieved global sales of € 768 million, thereof 70% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's, Restless Legs Syndrome, epilepsy, neuropathic pain and incontinence. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of Schwarz Pharma AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting Schwarz Pharma AG, exchange rate fluctuations and hiring and retention of its employees.

News

SCHWARZ PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 – 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

October 1, 2002

SCHWARZ PHARMA'S rights to NASCOBAL® reacquired by Nastech

SCHWARZ PHARMA Inc., USA and Nastech Pharmaceutical Company Inc., USA announced today the signing of a definitive agreement to reacquire by Nastech all product patent, trademark, licensing and regulatory rights for NASCOBAL® in the United States. Under terms of the agreement, Nastech will pay SCHWARZ PHARMA a total of US$8.75 million plus interest payable over a four-year period, which includes an upfront payment upon closing of US$1.5 million. Under the agreement, SCHWARZ PHARMA relinquishes its rights to receive any consideration from Nastech upon the future sale or license of intranasal scopolamine.

This agreement reflects the concentration of SCHWARZ PHARMA Group on its main focus, namely the development of drugs in the fields of neurology and urology. It will not have any material impact on SCHWARZ PHARMA'S sales or earnings development. Sales in 2001with NASCOBAL® (Cyanocobalamin, USP) were US$ 2.8 million.

SCHWARZ PHARMA Inc, based in Mequon/WI, U.S.A. is the U.S. affiliate of
SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. In 2001 the company achieved global sales of € 768 million, thereof 70% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's, Restless Legs Syndrome, epilepsy, neuropathic pain and incontinence. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

ABOUT NASTECH
Nastech Pharmaceutical Company Inc., recognized worldwide as a leader in nasal drug delivery technoogy, is dedicated to improving patient care by using "Formulation Science," a systematic approach to drug development using biophysics, physical chemistry, and pharmacology to improve efficacy and safety, and to provide new therapeutic options. Additional information on Nastech is available at http://www.nastech.com.